SCRAP CONNECTION, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Scrap Connection, Inc.
Lewes, DE

We have reviewed the accompanying consolidated financial statements of Scrap Connection, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 16, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SCRAP CONNECTION, INC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	**2018**
ASSETS		
CURRENT ASSETS		
Cash	$ 16,609	337,154
Accounts Receivable	-	8
VAT Receivable	-	19,566
Note Receivable	72,983	-
Related Party Loans and Advances	122,396	119,834
TOTAL CURRENT ASSETS	211,988	476,562
NON-CURRENT ASSETS		
Fixed Assets, Net	3,875	1,607
Security Deposits	-	1,635
TOTAL NON-CURRENT ASSETS	3,875	3,242
TOTAL ASSETS	215,863	479,804
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,018	-
Accrued Salaries & Payroll Taxes	10,418	14,132
TOTAL CURRENT LIABILITIES	11,436	14,132
NON-CURRENT LIABILITIES		
Loans Payable	90,861	258,581
TOTAL LIABILITIES	102,297	272,713
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized;	9	9
882,400 issued; $0.000010 par value)		
Class A Preferred Stock (1,000,000 shares authorized;	4	4
369,690 issued; $0.000010 par value)		
Additional Paid in Capital	1,640,936	1,346,758
Treasury Stock	(26,366)	(26,366)
Retained Earnings (Deficit)	(1,501,017)	(1,113,314)
TOTAL SHAREHOLDERS' EQUITY	113,566	207,091
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 215,863	$ 479,804

SCRAP CONNECTION, INC
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales	$ 8,049	$ 16,172
Gross Profit	8,049	16,172
Operating Expense		
Salaries & Benefits	212,243	145,112
Legal & Professional Services	44,009	57,751
General & Administrative	42,215	118,127
Technical Development	33,965	79,111
Rent	22,925	22,513
Advertisement	5,830	125
Depreciation	370	389
	361,557	423,128
Net Income from Operations	(353,508)	(406,956)
Other Income (Expense)		
Interest Expense	(20,673)	(1,686)
State and Local Tax	(1,250)	(1,561)
Interest Income	2,061	-
Rent Income	1,844	-
Gain on Exchange	(79)	-
Net Income	$ (371,605)	$ (410,203)

SCRAP CONNECTION, INC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (371,605)	$ (410,203)
Change in Accounts Receivable	8	-
Change in VAT Receivable	19,566	(14,368)
Change in Prepaid Expenses	-	11,090
Change in Note Receivable	(72,983)	(14,977)
Change in Related Party Loans and Advances	(2,562)	(7,078)
Change in Accrued Salaries & Payroll Taxes	(3,714)	11,308
Change in Accounts Payable	1,018	-
Depreciation	370	389
Net Cash Flows From Operating Activities	(429,902)	(423,839)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(2,268)	(824)
Security Deposits	1,635	85
Net Cash Flows From Investing Activities	(633)	(739)
Cash Flows From Financing Activities		
Draws (Payments) On Loans Payable	(167,720)	(99,518)
Receipt of Additional Paid in Capital	294,178	158,794
Non-Cash Adjustment to Retained Earnings	(16,468)	23,808
Net Cash Flows From Investing Activities	109,990	83,084
Cash at Beginning of Period	337,154	678,648
Net Increase (Decrease) In Cash	(320,545)	(341,494)
Cash at End of Period	$ 16,609	$ 337,154

SCRAP CONNECTION, INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

| | Common Stock | | Preferred Stock | | Treasury | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	Stock	in Capital		Equity
Balance at December 31, 2017	882,400	$ 9	369,690	$ 4	$ (26,366)	$ 1,187,964	$ (726,972)	$ 434,639
Issuance of Stock					-	158,794		158,794
Adj. to Retained Earnings							23,862	23,862
Net Income							(410,203)	(410,203)
Balance at December 31, 2018	882,400	$ 9	369,690	$ 4	$ (26,366)	$ 1,346,758	$ (1,113,314)	$ 207,091
Issuance of Stock						294,178		294,178
Adj. to Retained Earnings							(16,098)	(16,098)
Net Income							(371,605)	(371,605)
Balance at December 31, 2019	882,400	$ 9	369,690	$ 4	$ (26,366)	$ 1,640,936	$ (1,501,017)	$ 113,566

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Scrap Connection, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company operates an online platform through its wholly owned foreign subsidiary that provides business intelligence for companies in the recycling industry.

Scrap Connection, B.V. is a Netherlands registered company that is wholly owned by Scrap Connection, Inc.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $371,605 and $410,203 in 2019 and 2018, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a campaign conducted under SEC Regulation CF. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 16, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary located in Amsterdam, The Netherlands. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the rate of foreign currency exchange in effect during 2018 and 2019, the carrying values of the Company's fixed assets, and the rate of depreciation associated with those assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue from subscription fees charged to users of Tradefox, the Company's proprietary information system for users in the scrap metal industry. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Interest Income

This interest was earned through cash balances held in the company's bank accounts throughout the year.

Rent Income

The company rents out a small office space on a month to month basis to tenants.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

As of December 31, 2018, the Company's fixed assets consisted of computers and small office machinery. The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies shared office space under a month to month usage agreement ("the Agreement"). The Agreement is for office space and certain related business services. There are no future minimum payments due under the Agreement.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company is also subject to various Eurozone taxes associated with its foreign operations, including Value Added Tax (VAT), payroll taxes, and income taxes.

Equity

The Company has authorized three classes of stock- Common Stock and Class A Preferred Stock. The Preferred Stock carry no voting rights.

Under the Company's original articles of incorporation in effect through December of 2019, the Company authorized 10,000,000 shares of $0.00001 par value Common Stock. The Preferred Stock was designated as 1,000,000 shares of Series A Preferred Stock.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: These rights include dilution protected dividend preference for all Preferred Stock shares.) All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Series A Preferred Stock	369,690
Common Stock	882,400

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- LOANS

In 2018 and prior years, the Company borrowed funds for the purpose of funding continuing operations ("the Loans"). Of the amount outstanding as of December 31, 2019, $90,861 is payable on a revolving line of credit at an interest rate of 3%.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 16, 2020, the date that the financial statements were available to be issued.